SIMPSON THACHER & BARTLETT
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600 ————
FACSIMILE (852) 2869-7694
DIRECT DIAL NUMBER +852-2514-7630		E-MAIL ADDRESS lchen@stblaw.com

September 28, 2012

VIA EDGAR

Ms. Kristin Lochhead

Mr. Gary Todd

Mr. Brian Cascio

Mr. Louis Rambo

Mr. Timothy Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Ming Yang Wind Power Group Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 001-34866

Dear Ms. Lochhead, Mr. Todd, Mr. Cascio, Mr. Rambo and Mr. Buchmiller:

On behalf of our client, China Ming Yang Wind Power Group Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby provide the Company’s responses to the comment letter received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 30, 2012 that pertains to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011. Set forth below are the Company’s responses to each of the Staff’s comments contained in the August 30, 2012 comment letter. For your convenience, we have reproduced your comments in this response letter in boldface type and keyed the Company’s response accordingly.

Leiming Chen    Philip M.J. Culhane    Daniel Fertig     Celia Lam    Chris Lin    Sinead O’Shea    Jin Hyuk Park    Youngjin Sohn    Kathryn King Sudol     Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK BEIJING HOUSTON LOS ANGELES LONDON PALO ALTO SÃO PAULO TOKYO WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

Form 20-F for the fiscal year ended December 31, 2011

Item 4. Information of the Company, page 32

C. Organizational Structure, page 60

1.	We note your disclosure on page 62 regarding prohibitions on wholly foreign owned companies in the industry in which your subsidiary operates. With a view toward expanded disclosure in your future filings, including additional risk factors, please provide us with a detailed discussion of the specific PRC regulations that restrict foreign ownership in your industry. Address how these restrictions on ownership in the wind turbine industry differ from restrictions on foreign ownership in other industries, the specific limits on foreign investment in your industry, and how these restrictions have been interpreted by the relevant authorities and whether there is a risk that your current structure would not be in compliance with the relevant rules, explaining the purpose of your overall ownership structure. Further, please tell us and revise your future filings to disclose the position you have taken regarding whether you are a “resident enterprise” for determining your tax obligations and dividend restrictions discussed on pages 28 and 29.

The Company advises the Staff that under the 2007 Catalog of Guidance of Foreign Investment Industry (the “2007 Catalog”), which was promulgated by PRC National Development and Reform Commission and effective from December 1, 2007 to January 30, 2012, manufacturing wind turbines of 1.5MW or greater is limited to Chinese-Foreign Equity Joint Ventures or Chinese-Foreign Contractual Joint Ventures. However, the 2007 Catalog did not regulate what kind of enterprise the Chinese shareholder could be or the minimum percentage the Chinese shareholder must have in the joint venture. Such restrictions on foreign ownership in the wind power industry are different from the restrictions on foreign ownership in other industries. For example, in the nuclear power industry and hydroelectric power industry, the PRC government requires that all nuclear power generation and any hydroelectric power generation of 250MW or greater are limited to Chinese-Foreign Equity Joint Ventures or Chinese-Foreign Contractual Joint Ventures, and the Chinese shareholder has to be a state-owned enterprise and the controlling shareholder in the joint venture.

According to the business license of Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”), the operating subsidiary of the Company, Guangdong Mingyang’s business scope covers manufacturing wind turbines and the related electrical equipments. Currently Guangdong Mingyang is manufacturing 1.5MW wind turbines and 2.5/3.0MW SCD wind turbines. In order to carry out its business in the wind power industry and to comply with the 2007 Catalog, Guangdong Mingyang was set up as a Chinese-Foreign Equity Joint Venture, while the Company owns 99.16% equity interests and the remaining 0.84% is held by Zhongshan Mingyang Electrical Appliances Co., Ltd. (“Mingyang Electrical”), a company incorporated under the laws of PRC.

SIMPSON THACHER & BARTLETT

On December 6, 2011, King and Wood Mallesons, the PRC counsel of the Company, consulted with the PRC Ministry of Commerce of Zhongshan City and obtained their response that (i) Guangdong Mingyang’s shareholder Mingyang Electrical is a Chinese legal entity; and (ii) as the 2007 Catalog does not request the Chinese shareholder to be a controlling shareholder in the joint venture and Mingyang Electrical holds 0.84% shareholding in Guangdong Mingyang, Guangdong Mingyang is a Chinese-Foreign Equity Joint Venture; therefore, Guangdong Mingyang’s ownership structure does not violate the 2007 Catalog. As a result, King and Wood Mallesons, as the PRC counsel of the Company, is of the view that the Company’s overall ownership structure is in compliance with the 2007 Catalog and has not violated any PRC law.

The 2007 Catalog was abolished on January 30, 2012. A new Catalog of Guidance of Foreign Investment Industry was effective on January 30, 2012 (the “2012 Catalog”). The 2012 Catalog no longer requires that manufacturing wind turbines of 1.5MW or greater is limited to Chinese-Foreign Equity Joint Ventures or Chinese-Foreign Contractual Joint Ventures. In other words, under the 2012 Catalog, there is no restriction on foreign ownership in the wind power industry. As a result, King and Wood Mallesons, as the PRC counsel of the Company, is of the view that the Company’s current overall ownership structure is also in compliance with the 2012 Catalog and has not violated any PRC law.

With respect to the Staff’s comment on PRC “resident enterprise”, the Company advises the Staff that the Company does not believe that it is a PRC resident enterprise or meet the criteria under the Notice on Determination of Tax Resident Enterprises of Chinese-controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) as Circular 82 only applies to offshore enterprises controlled by PRC enterprises while none of the Company’s shareholder is a PRC company or PRC corporate group. The Company further advises the Staff that the Company has not been imposed to pay 25% PRC income tax on its global income by the PRC tax authorities so far.

The Company intends to disclose in its future filings that there is no longer restriction on foreign ownership in the wind power industry under the 2012 Catalog. In addition, the Company plans to disclose in its future filings its position that the Company does not believe it is a PRC resident enterprise for determining its tax obligations and dividend restrictions.

SIMPSON THACHER & BARTLETT

Item 5. Operating and Financial Review and Prospects, page 63

Revenue, page 66

2.	You disclose that as of December 31, 2011 deferred revenue for wind turbine units delivered, but not installed, totals RMB606.8 million while inventory associated with those delivered units totals RMB873 million. As the carrying amount of inventory related to these delivered units exceeds the amount of deferred revenue, tell us how you accounted for the excess of inventory cost over the amount of deferred revenue. If no impairment was recognized in 2011, please explain and support your accounting in IFRS.

The Company advises the Staff that the amount of deferred revenue for wind turbines delivered of RMB606.8 million relates to the contractual amount the Company is entitled to receive as of December 31, 2011 under the installment payment schedule set out in the contracts. The deferred revenue of RMB606.8 million consists of (i) RMB488.0 million for wind turbines that have been delivered to the customer but the related installation and inspection testing have not been completed as of December 31, 2011 (the “Wind Turbines with Deferred Revenue”), and (ii) RMB118.8 million relating to the provision of maintenance service for which the services have not yet been provided as of December 31, 2011. As the Company has enforceable legal right to receive RMB606.8 million under the terms of the related contracts, such amount was recorded as trade receivable with corresponding credit to deferred revenue.

As of December 31, 2011, the total cost associated with wind turbines delivered was RMB873.0 million which consists of (i) RMB578.0 million in relation to the Wind Turbines with Deferred Revenue, and (ii) RMB295.0 million in relation to the remaining wind turbines delivered (the “Remaining Wind Turbines”). The total contractual amount of the Wind Turbines with Deferred Revenue is RMB746.4 million. Since the total contractual amounts of the Wind Turbines with Deferred Revenue (RMB746.4 million) exceeded the costs of the Wind Turbines with Deferred Revenue (RMB578.0 million), no impairment to the inventory was made as of December 31, 2011.

No trade receivable (with the corresponding credit to deferred revenue) was recorded for the Remaining Wind Turbines because the Company did not achieve the conditions to receive the amount for the Remaining Wind Turbines under the related installment payment schedule as of December 31, 2011. The total contractual amount of the Remaining Wind Turbines is RMB393.0 million.

SIMPSON THACHER & BARTLETT

Liquidity and Capital Resources, page 80

3.	Tell us the specific reasons that turnover of your trade receivables increased from 137 days to 242 days in 2011. Further, as turnover of your trade receivables has increased from 110 days to 242 days over the past three years, also tell us how the significant change in days outstanding has been considered assessing the appropriateness of your revenue recognition policies under IAS 18.

The Company advises the Staff that the turnover days of its trade receivables increased from 137 days in 2010 to 242 days in 2011 primarily due to the following reasons:

(i) After several years of rapid growth, the wind power industry is becoming more and more competitive. In 2010, the Company’s customers normally made a 30% down payment before the Company launched production. However, certain customers were able to negotiate a reduction in the down payment percentage from 30% to 20% in 2011 due to severe competition;

(ii) Most of the Company’s customers are large wind power operators in PRC with state-owned equity interest and strong credit worthiness. The trade receivables due from these customers are usually paid by their cash flows from operations and financing sources such as loans from financial institutions. In 2011, PRC government tightened monetary policy in order to prevent inflation which delayed financial institutions’ approval of loan applications of such customers. As a result, certain customers were not able to obtain or draw down their loans as originally planned or scheduled which adversely affected their payment to the Company pursuant to the payment schedules under the related contracts; and

(iii) Approximately 5% to 10% of the contract price of delivered wind turbines will not be paid by the Company’s customers until one month after the end of warranty period (“retention receivables”). The warranty period usually ranges from two to six years depending on the negotiation between the Company and its customers. The retention receivables are included in the calculation of turnover days. Since the retention receivables have increased due to the increasing numbers of wind turbines that have been sold, the turnover days have increased accordingly.

The Company has considered IAS 18, in particular IAS 18.18, and believes that the increase in turnover days of its trade receivables over the past three years has not impacted its assessment that it is probable that the economic benefits associated with the transaction will flow to the Company with respect to the sale of wind turbines and provision of maintenance services because (i) the increased turnover days of the Company’s trade receivables in 2011 was not primarily due to the issues relating to the credit worthiness of its customers or the payment capability of its customers to settle the trade receivables; (ii) most of the Company’s customers are large wind power operators in PRC with state-owned equity interest, strong credit worthiness and good payment history with the Company; and (iii) historically, the Company has not incurred any significant bad debt or write-off on the trade receivables from its customers. As of the date of this response letter, RMB1,265.4 million had been collected for the trade receivables of RMB4,170.9 million as of December 31, 2011.

In addition, the Company regularly reviews the recoverability of its trade receivables. When an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount or the amount in respect of which recovery has ceased to be probable is recognized as an expense, rather than an adjustment of the amount of revenue originally recognized, in accordance with IAS18.18.

SIMPSON THACHER & BARTLETT

4.	As a related matter, while we see the discussion of the general payment terms of your sales contracts, the table of aged receivables from page F-56 and your actual day’s sales outstanding suggest that it is common for your customers to pay later than the contractually agreed-upon terms. Accordingly, in future filings please expand to describe how your actual collection experience compares with the contractual terms described in your disclosure. Also, add disclosure that clearly describes the specific reasons for any material deterioration of your collections experience and the impact on your liquidity. Show us how you intend to apply this comment.

In response to the Staff’s comments, the Company intends to expand its disclosure to describe how its actual collection experience compares with the contractual terms and to add disclosure to describe the specific reasons for the material deterioration of its collections experience and the impact on its liquidity in its future filings as follows:

Based on its actual collection experience of trade receivables, it has received payments from its customers later than the contractual terms specified in the related sales contracts. In 2011, the Company has experienced overall deterioration of its collection of trade receivables primarily due to the following reasons:

(i) Most of the Company’s customers are state-owned enterprises and payments made by these customers are subject to complex internal approval procedures. These customers usually will not start their internal payment application and approval procedures until they are required to make payments pursuant to the installment payment schedule under the related sales contracts. However, it normally takes several months for these customers to obtain approval and process the payments; and

(ii) The Company’s customers usually finance wind farm projects from their internal resources or loans or other financing sources. In 2011, PRC government tightened monetary policy in order to prevent inflation which delayed the approval of loan application of such customers. As a result, certain customers were not able to obtain or draw down their loans as originally planned or scheduled which adversely affected their payment to the Company pursuant to the payment schedules under the related contracts.

The delayed payment of trade receivables by its customers had an adverse impact on the Company’s liquidity and financial condition. In response to the delay in collection of the trade receivables, the Company intends to improve its working capital by extending the credit terms granted to the Company by its suppliers through the negotiation with its suppliers and by obtaining financing from financial institutions.

SIMPSON THACHER & BARTLETT

Item 18. Financial Statements, page F-1

Note 14. Investments in Jointly Controlled Entities, page F-49

5.	Tell us how you plan on accounting for sales of wind turbines to the three jointly controlled entities and support your conclusion in IFRS. Also, address how the financing you provided these entities is considered in your accounting analysis.

The Company advises the Staff that in accordance with paragraph 14(a) of IAS 18, revenue from the sales of wind turbines is not recognized until the significant risks and rewards of ownership of the wind turbines have been transferred to the customers, which is generally taken to be the point of time when all the following conditions are met: (i) when the wind turbine has been delivered and accepted by the customers; (ii) when the wind turbine has been installed under the supervision of the Company; and (iii) inspection testing of the wind turbine has been completed and accepted by the customers.

The three jointly controlled entities were established by the Company and the other shareholders. The Company’s capital contributions to the jointly controlled entities ranged from 51.00% to 88.89% of the total registered capital of each jointly controlled entity. As explained below, although the legal form of the Company’s capital contribution was registered capital or equity interests, the contributions provided to the jointly controlled entities were in substance interest bearing advances to the other shareholders of the jointly controlled entities. As the three jointly controlled entities are operators of wind farms, their revenues are dependent on or tied to the wind turbines purchased from the Company. In accordance with paragraph 14(a) of IAS 18, the Company does not recognize revenue in respect of the sale of wind turbines until it judges that the significant risks and rewards of ownership of the wind turbines have been transferred to its customer. In this regard, paragraph 16 of IAS 18 states that an entity may retain a significant risk of ownership in a number of ways, including “when the receipt of the revenue from a particular sale is contingent on the derivation of revenue by the buyer from its sale of the goods.” Therefore, in addition to meeting all the criteria described in the preceding paragraph, and with reference to IAS 18.16, the Company does not recognize revenue from the sales of wind turbines to the jointly controlled entities until the jointly controlled entities have demonstrated their current ability to settle the sales amount of the wind turbines, such ability not being solely dependent on the future generation of cash flows from the wind farm operations of the wind turbines. Such ability is usually evidenced by the jointly controlled entities obtaining financing which is independent from the Company to settle the sales amount of wind turbines, such as obtaining bank loans that are not guaranteed by the Company, its subsidiaries or related parties.

The Company further advises the Staff how the financing the Company provided to its jointly controlled entities is considered in its accounting analysis as follows:

In accordance with the shareholders’ agreement, the Company is not entitled to any dividend or residual interest of the three jointly controlled entities and the other shareholders of these entities are obligated to repurchase the equity interests in the three jointly controlled entities held by the Company upon completion of certain mile stone events within three or five years. The Company is entitled to a fixed return of the amount it contributed to the registered capital of the jointly controlled entities plus 15 percent or 16 percent of its capital contributions per annum. The amount of the fixed-rate annual return will be settled by the other shareholders of the three jointly controlled entities when they repurchase the equity interests in the jointly controlled entities held by the Company.

The above terms of the shareholders’ agreement indicate that from the perspective of the Company, the capital contributions to the jointly controlled entities by the Company are in substance a fixed-rate interest bearing advances rather than equity interests. Accordingly, under paragraph IG5 of IAS 27, the profits and losses resulting from downstream transactions between the Company and jointly controlled entities (such as sales of wind turbines from the Company to the three jointly controlled entities) are recognized in the Company’s consolidated financial statements fully rather than only to the extent of unrelated investors’ legal interests in the jointly controlled entities.

SIMPSON THACHER & BARTLETT

6.	We see that in 2011 you recognized income for the fixed return on your contributions to the jointly controlled entities. Tell us how you evaluated the entities in determining whether the amounts recorded as income are collectible.

The Company advises the Staff that the Company recognized the fixed return from its capital contributions to the jointly controlled entities as finance income and such recorded income is collectible for the following reasons:

(i) Pursuant to the agreement entered into between the Company and the other shareholders of the jointly controlled entities, the amount of the principal and fixed-rate annual return of the Company’s contribution to the registered capital of the jointly controlled entities is to be paid by the other shareholders of the jointly controlled entities when the other shareholders repurchase the equity interests in the jointly controlled entities held by the Company. Accordingly, the Company considered its capital contributions to the jointly controlled entities are in substance interest bearing advances rather than equity interests, and the fixed-rate return is included in the total consideration the other shareholders are obligated to pay to the Company upon their repurchase of the equity interests held by the Company. The total consideration is equal to the original capital contribution plus 15 percent or 16 percent of the capital contribution per annum; and

(ii) In assessing the collectability of above fixed-rate return, the Company (a) evaluated the financial condition of the other shareholders and concluded that the other shareholders are able to pay the fixed-rate return because of the strong credit worthiness and sound financial position of the other shareholders and (b) performed feasibilities studies on wind farms owned by the jointly controlled entities and determined that the profit expected to be generated by the wind farms will further enhance the financial condition of the other shareholders to repurchase the equity interests from the Company within the contractual period since all profit generated from the jointly controlled entities are attributable to the other shareholders. Pursuant to the agreement entered into between the Company and the other shareholders of the jointly controlled entities, the Company has the right to dispose of the jointly controlled entities if the other shareholders are not able to repurchase the equity interests of the jointly controlled entities held by the Company. The other shareholders are obligated to pay the discrepancy if the recoverable amount from disposal of the jointly controlled entities is less than the amount that the other shareholders would need to repay the Company as set out in the agreement.

As a result, the Company concluded that such recorded finance income is collectible.

SIMPSON THACHER & BARTLETT

Note 26. Share capital and reserves, page F-65

(d) Share-based payment arrangements

7.	We reference the disclosure that the fair value of share options issued in 2010 was “based on a valuation conducted by an independent valuation firm.” Please tell us the extent of the reliance that that you placed on the work of the valuation expert. In that regard, please tell us how you considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can he found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

The Company advises the Staff that the fair value of the share options were prepared and determined by the management of the Company with the assistance of an independent valuation firm. In determining the fair value of the share options, the valuation report from the independent valuation firm has been used as a part of management’s analysis in reaching its conclusion on the fair value. The management reviewed the valuation methodologies used by the independent valuation firm and believe that the methodologies used are appropriate and the valuation results are representative of the fair value of the share options. The Company considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections and concluded it was not appropriate to make reference to the third-party valuation firm in the disclosure since the management is ultimately responsible for the determination of all amounts related to the valuation of the share options.

***

SIMPSON THACHER & BARTLETT

If you have any question regarding this response letter, please do not hesitate to contact me at (+852) 2514-7630 (work) or (+852) 9032-1314 (cell), or by email at lchen@stblaw.com or my colleague Blake Dunlap by phone at (+852) 2514-7606 (work) or (+852) 9052-3388 (cell), or by email at bdunlap@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

cc:	Chuanwei Zhang, Chairman of the Board and Chief Executive Officer

Vincent Pang, Chief Financial Officer

China Ming Yang Wind Power Group Limited

Blake Dunlap, Counsel

Simpson Thacher & Bartlett

Denise Leung, Partner

KPMG